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                                                                  Exhibit 11(b)


                        [LETTERHEAD OF FOUNDERS EQUITY GROUP]


July 31, 1997

Via Facsimile 214-969-2622

Mr. Steve Cook
Managing Director
Southwest Merchant Group, Inc.
3422 Binkley
Dallas, Texas  75205

Re:  Commitment Letter for Northport Operating Company, LC

Dear Steve:

Founders Equity Group, Inc. ("Founders") is pleased to commit to provide debt financing to Northport Operating Company, LC ("Borrower") of One Million dollars ($1,000,000) for use in conjunction with the acquisition of a minimum of 80% of the outstanding shares of common stock of Great Eastern Energy and Development Corporation ("Great Eastern"). This letter represents Founders' commitment to provide such financing, subject to (i) terms and conditions specified herein, and (ii) negotiation, execution and delivery of documentation acceptable to the satisfaction of Founders and its counsel.

BORROWER:           Northport Operating Company, LC

GUARANTORS:         Northport Production Company, its subsidiaries, affiliates and Tony Viele personally.

LENDER:             Founders Equity Group, Inc.

TOTAL COMMITMENT:   $1,000,000

INTEREST RATE:      8%

PURPOSE: To assist in the acquisition of a minimum of 80% of the outstanding shares of common stock of Great Eastern.

MATURITY:           December 31, 1997

DEPOSITORY:         $1,000,000 shall be delivered to Securities Transfer
                    Corporation as depository in connection with the acquisition of a minimum of 15,075,396 shares of Great Eastern common stock. These funds are not to be released by the depository unless a minimum of 15,075,396 shares (80% of the outstanding shares) are received by the depository and accepted by the Borrower.

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Mr. Steve Cook
July 31, 1997
Page 2


PLEDGE OF STOCK:    To further secure this loan, Tony Viele agrees to deliver to
                    Founders one-half the shares and debt instruments held by him in Northport Production Company.

VOTING PREFERRED:   If all interest, principal and fees are not repaid before
                    the earlier of (i) five days from the tender offer, or
                    (ii) fifteen days from funding to Securities Transfer
                    Corporation, Borrower agrees to issue to Founders a class of preferred stock that gives Founders 51% of the voting control in Borrower.

COMMITMENT FEE:     2% of the total commitment amount payable upon funding to
                    Securities Transfer Corporation.

WARRANT COVERAGE:   Upon completion of the tender, Founders shall be issued a
                    five year warrant to purchase 100,000 shares of Great
                    Eastern or successor public company at $0.23.

This commitment letter, when executed, shall constitute the final entire agreement of the parties with respect to the subject matter hereof and shall supersede and replace any other previous commitment or arrangements relating to the subject matter hereof, whether written or oral and may not be contradicted by evidence of prior, contemporaneous or subsequent oral agreements of the parties. There are no written or oral commitments or other agreements between Borrower and Founders.

Sincerely,



/s/ Thomas J. Spackman, Jr.
---------------------------------
Thomas J. Spackman, Jr.
President

TSJ/ra

cc:  Scotty D. Cook (CEO and Chairman/Founders Equity Group, Inc.)